Exhibit 4.7

Description of the Registrant’s Securities

Registered Pursuant to Section 12 of the

Securities Exchange Act of 1934

ARCA biopharma, Inc. (“we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.001 per share, or common stock. The following description of our capital stock is a summary and does not purport to be complete. It is qualified in its entirety by, and should be read in conjunction with, our certificate of incorporation, bylaws, and applicable Delaware law.

Authorized Capital Stock

Our amended and restated certificate of incorporation, as amended, or the Restated Certificate, authorizes us to issue 100,000,000 shares of common stock and 5,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

Voting Rights. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors; provided, however, holders of our common stock may not, unless otherwise required by law, vote on any amendment to our Restated Certificate that relates solely to the terms of one or more series of preferred stock that we may issue if the holders of such preferred stock are entitled to vote on such amendment. In all such matters other than the election of directors, the affirmative vote of the majority of shares present in person, by remote communication, or represented by proxy at a meeting of the stockholders and entitled to vote generally on the subject matter shall be the act of the stockholders. Directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, or represented by proxy at a meeting of the stockholders and entitled to vote generally on the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors to be elected at any particular time. See “Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents – Certificate of Incorporation and Bylaws – Classified Board” for a description of elections of members of our board of directors.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable. All of our outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Pursuant to our Restated Certificate, our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock, $0.001 par value per share, in one or more series, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, preemptive rights, voting rights, terms of redemption and repurchase, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the common stock. Preferred stock may be convertible into our common stock or other securities of ours, or may be exchangeable for debt securities. Conversion may be mandatory or at the holder’s option and would be at prescribed conversion rates. Because our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights, preferred stock could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation.

The Delaware General Corporation Law provides that the holders of any class or series of preferred stock will have the right to vote separately as a class on any proposed amendment to the Restated Certificate that would alter or change the powers, preferences or special rights of the holders of such class or series of preferred stock so as to affect them adversely. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock also could have the effect of delaying, deterring or preventing a change in control of us.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents

Certificate of Incorporation and Bylaws

Our Restated Certificate and Second Amended and Restated Bylaws, or Bylaws, include a number of provisions that may deter or impede hostile takeovers or changes of control. These provisions include:

Issuance of Undesignated Preferred Stock. Under our Restated Certificate, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to make it more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Classified Board. Our Restated Certificate provides for a classified board of directors consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of the board.

Board of Directors Vacancies. Our Restated Certificate and Bylaws authorize only our board of directors to fill vacant directorships, unless our board of directors determines by resolution that the stockholders shall fill such vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Stockholder Action; Special Meetings of Stockholders. Our Restated Certificate provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Under our Bylaws, stockholders are not permitted to cumulate their votes for the election of directors. Our Bylaws further provide that special meetings of the stockholders may be called by the chief executive officer, president, the board of directors, or by holders of common stock who hold, in the aggregate, not less than fifty percent (50%) of the outstanding shares of common stock for the purpose or purposes stated in the call of the meeting. These provisions may prevent stockholders from corporate actions as stockholders at times when they otherwise would like to do so.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at our annual meeting of stockholders.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal.

The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits certain Delaware corporations from engaging, under certain circumstances, in a “business combination” with any “interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•prior to such time the board of directors approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder;

•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•any merger or consolidation involving the corporation and the interested stockholder;

•any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) involving the interested stockholder of 10% or more of the assets of the corporation (or its majority-owned subsidiary);

•subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•subject to exceptions, any transaction involving the corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•the receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of such corporation), of any loans, advances, guarantees, pledges or other financial benefits, other than certain benefits set forth in Section 203, provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person that is an affiliate or associate of such entity or person.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by a majority of the outstanding voting shares. We have not “opted out” of these provisions and do not plan to do so. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Potential Effects of Authorized but Unissued Stock

Our shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions, payment as a dividend on the capital stock or as equity compensation to our service providers under our equity compensation plans.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, our board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Delaware General Corporation Law and subject to any limitations set forth in our certificate of incorporation. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Also, if we issue additional shares of our authorized, but unissued, common stock, these issuances will dilute the voting power and distribution rights of our existing common stockholders.

Amendments to Governing Documents

Generally, the amendment of our Restated Certificate requires approval by our board of directors and a majority vote of stockholders, provided that the provisions of our Restated Certificate relating to (i) the requirement that all stockholder action be taken only at a duly called annual meeting or special meeting; (ii) the authority and power of the board of directors and the procedure required to amend our Bylaws; (iii) the percentage of the shares necessary to amend the Restated Certificate; (iv) the elimination of directors’ personal liability for monetary damages arising from their negligence and gross negligence; and (v) indemnification of directors, officers and other persons requires approval of our stockholders holding at least 66-2/3% of our capital stock then outstanding and entitled to vote. Any amendment to our Bylaws requires the approval of either a majority of our board of directors or approval of our stockholders holding at least 66-2/3% of our capital stock then outstanding and entitled to vote.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “ABIO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company N.A.